

Mail Stop 3233

September 5, 2018

Via E-mail
Mr. Nigel Rose
Chief Financial Officer
Gain Capital Holdings, Inc.
135 Bedminster One, Route 202/206
Bedminster, NJ 07921

> **Re:** **Gain Capital Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed March 14, 2018**
> **File No. 1-35008**

Dear Mr. Rose:

We have reviewed your August 22, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment is to a comment in our June 8, 2018 letter.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures, Page 42

1.	We note your response to prior comment 1 including the table provided for purposes of illustrating your new approach. Please provide us with your proposed disclosure and table(s) with actual amounts for the three and six months ended June 30, 2018 and 2017 and for the fiscal years ended December 31, 2017 and 2016. Additionally, please confirm that you will use this revised methodology in your Form 10-K for the fiscal year ended December 31, 2018 and that you will provide comparable prior period information using the same methodology. Reference is made to question 100.02 of the C&DI on Non-GAAP Financial Measures.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate &
    Commodities